EXHIBIT 99.5

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6
FORM 52-109F2

I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the year ended October 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: December 12, 2005	By:	(signed) "J.C. STEFAN SPICER"
J.C. Stefan Spicer Chief Executive Officer Central Fund of Canada Limited